UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

Cell Therapeutics, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

150934404

(CUSIP Number)

May 1, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act.

1	Names of Reporting Persons. BAM Opportunity Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,503,254 - Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,503,254 - Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,503,254 - Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% - Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. BAM Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware, U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,503,254 - Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,503,254 - Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,503,254 - Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% - Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO

1	Names of Reporting Persons. Ross Berman
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,503,254 - Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,503,254 - Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,503,254 - Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% - Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. Hal Mintz
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization. United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 10,503,254 - Refer to Item 4 below.
7 Sole Dispositive Power 0
8 Shared Dispositive Power 10,503,254 - Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,503,254 - Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 9.99% - Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Cell Therapeutics, Inc.
(b)	Address of Issuer’s Principal Executive Offices
501 Elliott Avenue West, Suite 400, Seattle Washington 98119

Item 2.

(a)	Name of Person Filing

(i) BAM Opportunity Fund, L.P. (the “Partnership”), a Delaware limited partnership, with respect to the Securities (as defined in Item 2(d) below) directly owned by it.

(ii) BAM Capital, LLC (the “General Partner”), which serves as the general partner of the Partnership, with respect to the Securities directly owned by the Partnership.

(iii) Mr. Hal Mintz who serves as a managing member of the General Partner with respect to the Securities owned by the Partnership.

(iv) Mr. Ross Berman who serves as a managing member of the General Partner with respect to the Securities owned by the Partnership.

(b)	Address of Principal Business Office or, if none, Residence
BAM Opportunity Fund, L.P. BAM Capital, LLC 44 Wall Street, Suite 1603 New York, NY 10005 Ross Berman Hal Mintz c/o BAM Capital, LLC 44 Wall Street, Suite 1603 New York, NY 10005
(c)	Citizenship
BAM Opportunity Fund, L.P. - Delaware, U.S.A. BAM Capital, LLC - Delaware, U.S.A. Ross Berman - U.S.A. Hal Mintz - U.S.A.
(d)	Title of Class of Securities
Common Stock, No par value
(e)	CUSIP Number 150934404

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of May 1, 2008, the Partnership owns (i) $36,000,000 aggregate principal amount of 13.5% Convertible Senior Notes (the "Notes") due 2014 convertible into an aggregate of 45,569,620 shares of Common Stock, (ii) 9,000 shares of Series E Convertible Preferred Stock (the "Preferred Stock") convertible into an aggregate of 11,392,405 of Common Stock, (iii) Warrants (the "Warrants", together with the Notes, and the Preferred Stock, the "Securities") to purchase 28,481,012 shares of Common Stock and (iv) 9,113,924 shares of Common Stock. The Partnership has contractually limited its ability to convert the Notes and the Preferred Stock and to exercise the Warrants, such that it may not acquire beneficial ownership of Common Stock at any time in excess of 9.99% of the outstanding Common Stock.

The percentages and number of shares beneficially owned that are used herein are calculated based upon the number of shares of Common Stock issued and outstanding as of March 25, 2008 as described in the Issuer’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission on March 31, 2008.

A. BAM Opportunity Fund, L.P.

(a) Amount beneficially owned: 10,503,254

(b) Percent of class: 9.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 10,503,254
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 10,503,254

B. BAM Capital, LLC

(a) Amount beneficially owned: 10,503,254
(b) Percent of class: 9.99%

(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 10,503,254

(iii) Sole power to dispose or direct the disposition:-

(iv) Shared power to dispose or direct the disposition: 10,503,254

C. Hal Mintz

(a) Amount beneficially owned: 10,503,254
(b) Percent of class: 9.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 10,503,254

(iii) Sole power to dispose or direct the disposition:-

(iv) Shared power to dispose or direct the disposition: 10,503,254

D. Ross Berman

(a) Amount beneficially owned: 10,503,254
(b) Percent of class: 9.99%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: -
(ii) Shared power to vote or direct the vote: 10,503,254
(iii) Sole power to dispose or direct the disposition:-
(iv) Shared power to dispose or direct the disposition: 10,503,254

This statement relates to the Securities held by the Partnership over which the General Partner has discretionary trading authority. The managing members of the General Partner are Ross Berman and Hal Mintz, who share investment management duties. The Partnership, the General Partner, Mr. Mintz and Mr. Berman are hereinafter sometimes collectively referred to as the "Reporting Persons."

Each of the Reporting Persons disclaims beneficial ownership of all Securities reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Partnership is a private investment partnership, the sole general partner of which is the General Partner. As the sole general partner of the Partnership, the General Partner has the power to vote and dispose of the Securities owned by the Partnership and, accordingly, may be deemed the "beneficial owner" of such Securities. The managing members of the General Partner are Hal Mintz and Ross Berman.

Messrs. Mintz and Berman share investment management duties.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 12, 2008

BAM Opportunity Fund, L.P. By: BAM Capital, LLC its General Partner By: /s/ Ross Berman Name: Ross Berman Title: Managing Member
BAM Capital, LLC By: /s/ Ross Berman Name: Ross Berman Title: Managing Member

/s/ Ross Berman Ross Berman

/s/ Hal Mintz Hal Mintz

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of May 12, 2008, is entered into by and among BAM Capital, LLC, a Delaware limited liability company, BAM Opportunity Fund, L.P., a Delaware limited partnership, Ross Berman, an individual, and Hal Mintz, an individual (all of the foregoing are collectively referred to herein as the "BAM Entities").

Each of the BAM Entities may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G (and amendments thereto) with respect to shares of common stock, no par value, of Cell Therapeutics, Inc., a Delaware corporation, beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of the parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the BAM Entities upon one week's prior written notice or such lesser period of notice as the BAM Entities may mutually agree.

Executed and delivered as of the date first above written.

BAM Opportunity Fund, L.P.

By: BAM Capital, LLC, its General Partner

By: /s/ Ross Berman

Name: Ross Berman
Title:	Managing Member

BAM Capital, LLC

By: /s/ Ross Berman

Name: Ross Berman
Title: Managing Member

/s/ Ross Berman

Ross Berman

/s/ Hal Mintz

Hal Mintz